

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2021

Dipal Doshi
President and Chief Executive Officer
Entrada Therapeutics, Inc.
6 Tide Street
Boston, MA 02210

      Re: Entrada Therapeutics, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted September 15, 2021
          CIK No. 0001689375

Dear Mr. Doshi:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1, Submitted September 15, 2021

Prospectus Summary, page 1

1.   We note your response to our prior comment number 1. To state that your EEV therapeutic candidates are efficient with respect to pharmacological effect and specific with respect to the engagement or involvement with a desired intracellular target of interest implies that your product candidates are effective. Please remove these statements and all similar statements as this determination is solely within the authority of the FDA and comparable regulatory bodies.

Business, page 112

2.   We note your response to our prior comment number 7. Comparisons to other available treatments require head-to-head trials. Given these are not head-to-head trials, please remove these statements.

        You may contact Jeanne Bennett at 202-551-3606 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Arthur R. McGivern, Esq.